SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
05614L 10 0
(CUSIP Number)
Bryant R. Riley B. Riley Financial, Inc. 21255 Burbank Boulevard, Suite 400 Woodland Hills, CA 91367 (818) 884-3737
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,908,713
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,908,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,908,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*       Percent of class is calculated based on 168,846,903 shares of common stock, par value $0.01 (the “Common Stock”), of Babcock & Wilcox Enterprises, Inc. (the “Issuer”) as of March 6, 2019 as reported in the Issuer’s Amendment No. 1 to Form 10-K filed April 30, 2019 (“Form 10-K/A”).

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,550,276
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,550,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

*       Percent of class is calculated based on 168,846,903 shares of Common Stock of the Issuer as of March 6, 2019 as reported in the Issuer’s Form 10-K/A.

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
9,358,437
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
9,358,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,358,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

*       Percent of class is calculated based on 168,846,903 shares of Common Stock of the Issuer as of March 6, 2019 as reported in the Issuer’s Form 10-K/A.

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,550,276
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,550,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*       Percent of class is calculated based on 168,846,903 shares of Common Stock of the Issuer as of March 6, 2019 as reported in the Issuer’s Form 10-K/A.

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,550,276
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,550,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*       Percent of class is calculated based on 168,846,903 shares of Common Stock of the Issuer as of March 6, 2019 as reported in the Issuer’s Form 10-K/A.

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
514,675
	8	SHARED VOTING POWER
11,061,330 (1)
	9	SOLE DISPOSITIVE POWER
514,675
	10	SHARED DISPOSITIVE POWER
11,061,330 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,576,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*       Percent of class is calculated based on 168,846,903 shares of Common Stock of the Issuer as of March 6, 2019 as reported in the Issuer’s Form 10-K/A.

(1)        Reflects shares of Common Stock held jointly with Carleen Riley, Mr. Riley’s spouse, with whom he shares voting and dispositive power and shares of Common Stock held directly by BRPLP and BRFBR.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on November 30, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on April 10, 2019 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of Babcock & Wilcox Enterprises, Inc. (the “Issuer”).

By virtue of entry into the Agreements (as defined below) and, in connection with the Agreements, the appointment of Mr. Bryant R. Riley to serve as a director of the Issuer, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2.	Identity and Background

Item 2 is amended to add the following immediately after subsection (5):

(6)	The address of the business office of Mr. Bryant R. Riley is 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. Mr. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. During the last five years, Mr. Riley has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is amended to add the following:

The Common Stock beneficially owned by Mr. Riley was acquired with personal funds through various transactions on the open market. As disclosed in the Original Schedule 13D, these shares were held by Mr. Riley prior to the filing of the Original Schedule 13D. The aggregate purchase price of the 667,292 shares of Common Stock beneficially owned by Mr. Riley was approximately $1,389,056.37 (excluding commissions).

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

On April 30, 2019, the Issuer entered into a backstop exchange agreement (the “Backstop Exchange Agreement”) with BRFBR. Pursuant to the Backstop Exchange Agreement, BRFBR has agreed to purchase from the Issuer, at a price of $0.30 per share, all unsubscribed shares of the Issuer’s Common Stock to be issued in connection with a rights offering to be conducted on the terms set forth in the Backstop Exchange Agreement. BRFBR may pay the purchase price for any Common Stock purchased pursuant to the Backstop Exchange Agreement by cash or by exchanging an equal principal amount of Tranche A-2 or Tranche A-3 last-out term loans extended under the Credit Agreement. The completion of the rights offering, as well as each parties obligations to complete the purchase of shares pursuant to the Backstop Exchange Agreement, are subject to certain customary conditions, including among others that (i) a registration statement with respect to the rights offering has been declared and remains effective, (ii) all material governmental and third-party notifications and consents have been obtained, (iii) the Issuer has received stockholder approval of each of the Equitization Proposals (as defined in the Backstop Exchange Agreement) and (iv) the rights offering has been conducted in accordance with the terms of the Backstop Exchange Agreement.

BRFBR will not receive any fee for acting as backstop pursuant to the Backstop Exchange Agreement. The offering, issuance, and distribution of the shares of the Common Stock in connection with the Backstop Exchange Agreement, if any, will be exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act.

On April 30, 2019, the Issuer also entered into an investor rights agreement (the “Investor Rights Agreement”) with BRFBR and Vintage Capital in connection with the Equitization Transactions. Under the Investor Rights Agreement, the Issuer agreed to appoint at its annual meeting three directors to the Board nominated by each of BRFBR and Vintage, with the size of the full Board to remain at seven directors. BRFBR designated Alan B. Howe and Mr. Riley to serve as Class II and Class III directors, respectively, under the Investor Rights Agreement, each of whom has been appointed to the Board. BRFBR elected not to designate a third individual at this time but retains the right to do so in the future. Vintage Capital nominated Henry E. Bartoli and designated Matthew E. Avril and Brian R. Kahn, each of whom is already a member of the Board, as its nominees under the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, each of BRFBR and Vintage Capital will retain their right to nominate directors to serve on the Board so long as they continue to meet certain quantitative thresholds with regard to the amount of Common Stock and debt they beneficially own.

BRF’s contractual rights to nominate directors will continue with respect to:

1.	prior to the closing of the last of the Equitization Transactions:

(a)	three Board members, for so long as BRFBR beneficially owns at least $56.25 million of the Tranche A-2 Term Loan and Tranche A-3 Term Loan (as defined in the Investor Rights Agreement) under the Issuer’s U.S. credit agreement, combined;

(b)	two Board members, after the first time that BRFBR beneficially owns less than $56.25 million of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined, but for so long as BRFBR continues to beneficially own at least $37.50 million of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined; and

(c)	one Board member, after the first time that BRFBR beneficially owns less than $37.50 million of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined;

2.	at and after the closing of the Equitization Transactions:

(a)	three Board members, for so long as BRFBR beneficially owns at least 75% of the Issuer’s Common Stock that it owned as of the closing of the Equitization Transactions (the “Closing BRFBR Stock Ownership”) and at least 75% of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined, beneficially owned by BRFBR as of the closing of the Equitization Transactions (the “Closing Loan Ownership”);

(b)	two Board members, after the first time that BRFBR beneficially owns less than 75% of the Closing BRFBR Stock Ownership or less than 75% of the Closing Loan Ownership, but for so long as BRFBR continues to beneficially own at least 50% of the Closing BRFBR Stock Ownership and at least 50% of the Closing Loan Ownership; and

(c)	one Board member, after the first time that BRFBR beneficially owns less than 50% of the Closing BRFBR Stock Ownership or less than 50% of the Closing Loan Ownership;

Vintage Capital’s contractual rights to nominate directors will continue with respect to:

1.	three Board members, for so long as Vintage Capital beneficially own 75% of the Common Stock it owned as of the record date for the annual meeting of the Issuer’s shareholders held in 2019 (the “Closing Vintage Stock Ownership”);

2.	two Board members, after the first time that Vintage Capital beneficially owns less than 75% of the Closing Vintage Stock Ownership but so long as Vintage Capital continues to beneficially own at least 50% of the Closing Vintage Stock Ownership; and

3.	one Board member, after the first time that Vintage Capital beneficially owns less than 50% of the Closing Vintage Stock Ownership.

In all instances, BRFBR and Vintage Capital, respectively, must beneficially own at least 5% of the outstanding voting power of all of the Issuer’s Common Stock to retain their director nomination rights with regard to any directors.

The Investor Rights Agreement also provides pre-emptive rights to BRFBR with respect to certain future issuances of the Issuer’s equity securities. The Issuer also agreed to reimburse BRFBR and Vintage Capital for all reasonable out-of-pocket costs and expenses they incur, including fees for legal counsel, in the contemplated rights offering.

On April 30, 2019, the Issuer also entered into a registration rights agreement with BRFBR and Vintage Capital (the “Registration Rights Agreement”, and together with the Backstop Exchange Agreement and the Investor Rights Agreement, the “Agreements”). Pursuant to the Registration Rights Agreement, the Issuer agreed to provide BRFBR and Vintage Capital with customary demand and piggyback registration rights for all shares of its Common Stock they beneficially own following the completion of the Equitization Transactions. In addition, the Issuer agreed to provide certain piggyback registration rights to all persons who receive shares of its Common Stock through certain of the Equitization Transactions and who sign a joinder to the Registration Rights Agreement.

The foregoing description of each of the Agreements does not purport to be complete and is qualified in its entirety by reference to the Backstop Exchange Agreement, Investor Rights Agreement and the Registration Rights Agreement, filed as Exhibits 2, 3 and 4, respectively, attached hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) - (b)

1.	As of the date hereof, BRPLP beneficially owned directly 1,550,276 shares of Common Stock representing 0.9% of the Issuer’s Common Stock and BRFBR beneficially owned directly 9,358,437 shares of Common Stock, representing 5.5% of the Issuer’s Common Stock.

2.	BRPGP is the general partner of BRPLP, BRCM is an investment advisor to BRPLP and BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

3.	BRF is the parent company of BRFBR. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRFBR.

4.	Mr. Riley may beneficially own 11,576,005 shares of Common Stock representing 6.9% of the Issuer’s Common Stock, of which (i) 152,617 shares are held jointly with his wife, Carleen Riley, (ii) 20,000 shares are held as sole custodian for the benefit of Abigail Riley, (iii) 20,000 shares are held as sole custodian for the benefit of Charlie Riley, (iv) 20,000 shares are held as sole custodian for the benefit of Eloise Riley, (v) 10,000 shares are held as sole custodian for the benefit of Susan Riley, (vi) 256,675 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust, (vii) 188,000 shares are held in Mr. Riley’s 401(k) account, and (viii) 9,358,437 shares are held directly by BRFBR and 1,550,276 shares are held directly by BRPLP. Mr. Riley disclaims beneficial ownership of the shares held by BRPLP and BRFBR, which are not directly owned or controlled by Mr. Riley.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

As of the date hereof, each of BRPLP, BRPGP, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRFBR and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRFBR.

(c)          None.

(d)          Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

The information with respect to the Backstop Exchange Agreement, the Investor Rights Agreement and the Registration Rights Agreement in Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement, dated May 7, 2019, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, B. Riley FBR, Inc. and Bryant R. Riley.

2	Backstop Exchange Agreement, dated as of April 30, 2019, by and among Babcock & Wilcox Enterprises, Inc. and B. Riley FBR, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 30, 2019).

3	Investor Rights Agreement, dated as of April 30, 2019, by and among Babcock & Wilcox Enterprises, Inc., B. Riley FBR, Inc. and Vintage Capital Management, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 30, 2019).

4	Registration Rights Agreement, dated as of April 30, 2019, by and among Babcock & Wilcox Enterprises, Inc., and certain investors party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 30, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B. RILEY FINANCIAL, INC.

By: /s/Bryant R. Riley
Name: Bryant R. Riley
Title: Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By: /s/Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By: B. Riley Capital Management, LLC, its sole member

By: /s/Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By: /s/Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

B. RILEY FBR, INC.

By: /s/Andrew Moore
Name: Andrew Moore
Title: Chief Executive Officer

/s/Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the common stock, $0.01 par value per share, of Babcock & Wilcox Enterprises, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: May 7, 2019

B. RILEY FINANCIAL, INC.

By: /s/Bryant R. Riley
Name: Bryant R. Riley
Title: Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By: /s/Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By: B. Riley Capital Management, LLC, its sole member

By: /s/Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By: /s/Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

B. RILEY FBR, INC.

By: /s/Andrew Moore
Name: Andrew Moore
Title: Chief Executive Officer

/s/Bryant R. Riley
Bryant R. Riley